UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

3SBio Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing seven Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

88575Y105

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital LLC

Samuel D. Isaly

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

Copies to:

Warren S. de Wied, Esq.

Wilson Sonsini Goodrich & Rosati

1301 Avenue of the Americas

New York, New York 10019

Telephone: 212 999-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88575Y105

1.	Names of Reporting Persons. OrbiMed Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,792,200[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,792,200[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,200[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.08%[2]
14.	Type of Reporting Person (See Instructions) IA

[1]	Ordinary Shares, curently held in the form of American Depositary Shares, each representing seven Ordinary Shares.
[2]

This percentage is calculated based upon 155,635,016 of the Issuer’s Ordinary Shares outstanding, as set forth in the Issuer’s press release dated March 18, 2013, filed as an exhibit to the Issuer’s Form 6-K dated and filed with the Securities and Exchange Commission on March 22, 2013.

CUSIP No.	88575Y105

1.	Names of Reporting Persons. OrbiMed Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,902,900[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,902,900[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,902,900[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.36%[4]
14.	Type of Reporting Person (See Instructions) IA

[3]	Ordinary Shares, curently held in the form of American Depositary Shares, each representing seven Ordinary Shares.
[4]

This percentage is calculated based upon 155,635,016 of the Issuer’s Ordinary Shares outstanding, as set forth in the Issuer’s press release dated March 18, 2013, filed as an exhibit to the Issuer’s Form 6-K dated and filed with the Securities and Exchange Commission on March 22, 2013.

CUSIP No.	88575Y105

1.	Names of Reporting Persons. Samuel D. Isaly
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,695,100[5]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,695,100[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,695,100[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.44%[6]
14.	Type of Reporting Person (See Instructions) HC

[5]	Ordinary Shares, curently held in the form of American Depositary Shares, each representing seven Ordinary Shares.
[6]

This percentage is calculated based upon 155,635,016 of the Issuer’s Ordinary Shares outstanding, as set forth in the Issuer’s press release dated March 18, 2013, filed as an exhibit to the Issuer’s Form 6-K dated and filed with the Securities and Exchange Commission on March 22, 2013.

Item 1. Security and Issuer

The class of securities to which this statement relates is the Ordinary Shares, par value $0.0001 per share (“Shares”), of 3SBio Inc. (the “Issuer”). The Shares referred to herein are held by the Reporting Persons in the form of American Depositary Shares (“ADSs”), each representing seven Ordinary Shares. The Reporting Persons are in the process of converting the ADSs into Ordinary Shares to preserve their ability to exercise dissenter’s rights under Cayman Islands law. The principal executive office of the Company is located at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

Item 2. Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware (“Advisors”), OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware (“Capital”), and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022. Advisors is the general partner of Caduceus Capital II, L.P. (“Caduceus II”) and OrbiMed Emerging Markets Partners, LP (“Emerging Markets”) and is the non-managing member and portfolio manager of UBS Eucalyptus Management, L.L.C. (“Eucalyptus Management”), which is the investment adviser to UBS Eucalyptus Fund, L.L.C. (“Eucalyptus Fund”), each as more particularly described in Items 5 and 6 below.

Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022. Capital is the investment adviser for Caduceus Capital Master Fund Limited (“Caduceus Master”) and the investment manager for Summer Street Life Sciences Hedge Fund Investors, LLC (“Summer Street”), The Biotech Growth Trust PLC (“Biotech Growth”) and Worldwide Healthcare Trust PLC (“Worldwide Healthcare”), each as more particularly described in Items 5 and 6 below.

Isaly is the managing member of, and owns a controlling interest in, Advisors and Capital.

In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each person managing or otherwise controlling Advisors and Capital is set forth on Schedules I and II hereto and incorporated by reference herein.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Shares covered by this Statement have been acquired by the Reporting Persons on behalf of, and with the respective working capital of and capital contributions made to, Caduceus II, Emerging Markets, Eucalyptus Fund, Caduceus Master, Summer Street, Biotech Growth and Worldwide Healthcare by their respective partners, members, investors and other owners, as the case may be.

Item 4. Purpose of Transaction

The Shares reported as beneficially owned in Item 5 were purchased by the Reporting Persons in their capacity as general partner, investment adviser or manager of the various entities described in Item 2 for investment purposes in the ordinary course of business.

On February 8, 2013 the Issuer, Decade Sunshine Limited (“Decade”) and Decade Sunshine Merger Sub (“Merger Sub”) entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which the Issuer would become a wholly-owned subsidiary of Decade (the “Merger”) and, other than those Shares or ADSs held by Decade, Merger Sub or their affiliates, each Share would be cancelled in exchange for US$2.20 in cash and each ADS would be cancelled in exchange for US$15.40 in cash (the “Merger Consideration”).

The Reporting Persons do not believe that the Merger Consideration adequately values the Issuer and, accordingly, do not believe that the Merger is in the best interests of the shareholders of the Issuer. Among other things, the Reporting Persons believe that there have been material favorable developments with respect to the business of the Issuer since the date of the Merger Agreement. In addition, the Reporting Persons note that, according to the Rule 13e-3 transaction statement on Schedule 13E-3 under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the “SEC”) in connection with the Merger, prior to the execution of the Merger Agreement the Issuer received a non-binding expression of interest from a third party for the acquisition of all outstanding Shares at a price range of $2.5714 to $2.8571 per Share, or $18.00 to $20.00 per ADS. The Reporting Persons believe that a sale of the Issuer to an unaffiliated third party would likely generate superior value to all shareholders than the proposed Merger.

Consequently, based on the currently available information and terms, the Reporting Persons intend at this time to vote against the Merger. The Reporting Persons may contact other shareholders to discuss their views as to the advisability of the proposed Merger at the current price.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire Ordinary Shares, ADSs or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not currently formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s memorandum and articles of association or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration, or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) — (b) As of this date of this filing, Advisors may be deemed directly or indirectly, to be the beneficial owner of 4,792,200 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 3.08% of the issued and outstanding Shares as calculated pursuant to Rule 13d-3(d)(1)(i). As a result of the agreements and relationships described in Item 2 above and Item 6 below, Advisors shares power to direct the vote and to direct the disposition of such Shares.

As of this date of this filing, Capital may be deemed, directly or indirectly, to be the beneficial owner of 9,902,900 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 6.36% of the issued and outstanding Shares as calculated pursuant to Rule 13d-3(d)(1)(i). As a result of the agreements and relationships described in Item 2 above and Item 6 below, Capital shares power to direct the vote and to direct the disposition of such Shares.

As of this date of this filing, Isaly may be deemed directly or indirectly, including by reason of his affiliation with Advisors and Capital, to be the beneficial owner of 14,695,100 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 9.44% of the issued and outstanding Shares as calculated pursuant to Rule 13d-3(d)(1)(i). As a result of the agreements and relationships described in Item 2 above and Item 6 below, Isaly shares power to direct the vote and to direct the disposition of the Shares described in this Item 5.

(c) During the past 60 days, the Reporting Persons have not engaged in any transactions with respect to the Shares, except that on February 13, 2013, Advisors, as the general partner of Emerging Markets, caused Emerging Markets to acquire 11,000 ADSs, representing 77,000 Shares, at a price of $14.83 per ADS.

(d) The Reporting Persons hold an aggregate of 9.44% of the Shares (of which 3.08% are held by Advisors and 6.36% are held by Capital) on behalf of other persons who have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, such securities. None of such other persons’ interest in the securities whose ownership is reported here relates to more than five percent of the class.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above:

•

Advisors is the general partner of Caduceus II pursuant to the terms of the limited partnership agreement of Caduceus II. Pursuant to this agreement and relationship, Advisors has discretionary investment management authority with respect to the assets of Caduceus II. The number of Shares attributable to Caduceus II is 2,930,200. Advisors, pursuant to its authority as the general partner of Caduceus II, may be considered to beneficially own such 2,930,200 Shares.

•

Advisors is the general partner of Emerging Markets pursuant to the terms of the limited partnership agreement of Emerging Markets. Pursuant to this agreement and relationship, Advisors has discretionary investment management authority with respect to the assets of Emerging Markets. The number of Shares attributable to Emerging Markets is 427,000. Advisors, pursuant to its authority as the general partner of Emerging Markets, may be considered to beneficially own such 427,000 Shares.

•

Advisors is the non-managing member of Eucalyptus Management, a SEC-registered adviser and the investment adviser to Eucalyptus Fund, pursuant to the terms of the limited liability company agreement of Eucalyptus Management. In that capacity, Advisors provides personnel to act as portfolio managers of (and provides related portfolio management services to) Eucalyptus Fund, pursuant to the terms of the investment advisory agreement between Eucalyptus Fund and Eucalyptus Management. Pursuant to these relationships and agreements, Advisors has discretionary investment management authority with respect to the assets of Eucalyptus Fund. The number of Shares attributable to Eucalyptus Fund is 1,435,000. Advisors, pursuant to its authority to manage the portfolio of Eucalyptus Fund, may be considered to beneficially own such 1,435,000 Shares.

•

Capital is the investment adviser to Caduceus Master pursuant to the terms of the investment advisory agreement between the two parties. Pursuant to this relationship and agreement, Capital has discretionary investment management authority with respect to the assets of Caduceus Master. The number of Shares attributable to Caduceus Master is 3,150,000. Capital, pursuant to its authority as the investment adviser to Caduceus Master, may be considered to beneficially own such 3,150,000 Shares.

•

Capital is the investment manager of Summer Street pursuant to the terms of the investment management agreement between the two parties. Pursuant to this relationship and agreement, Capital has discretionary investment management authority with respect to the assets of Summer Street. The number of Shares attributable to Summer Street is 1,190,000. Capital, pursuant to its authority as the investment adviser to Summer Street, may be considered to beneficially own such 1,190,000 Shares.

•

Capital is the investment manager of Biotech Growth pursuant to the terms of the investment management agreement between the two parties. Pursuant to this relationship and agreement, Capital has discretionary investment management authority with respect to the assets of Biotech Growth. The number of Shares attributable to Biotech Growth is 3,007,900. Capital, pursuant to its authority as the investment adviser to Biotech Growth may be considered to beneficially own such 3,007,900 Shares.

•

Capital is the investment manager of Worldwide Healthcare pursuant to the terms of the investment management agreement between the two parties. Pursuant to this relationship and agreement, Capital has discretionary investment management authority with respect to the assets of Worldwide Healthcare. The number of Shares attributable to Worldwide Healthcare is 2,555,000. Capital, pursuant to its authority as the investment adviser to Worldwide Healthcare may be considered to beneficially own such 2,555,000 Shares.

Item 7. Materials to be Filed as Exhibits.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2013

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule 13D	Signature Page

EXHIBIT INDEX

Exhibit	Description	Page No.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly	A-1

Schedule 13D	Signature Page

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as his business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as his business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Schedule 13D	Signature Page

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule 13D	Signature Page